EXHIBIT 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the unaudited condensed combined and consolidated financial statements and accompanying notes included in this report.

We acquired our initial portfolio of 41 commercial jet aircraft from affiliates of General Electric Company (“GE”) on December 19, 2006, with the net proceeds of our initial public offering (“IPO”) , a private placement of shares to GE (the “Private Placement”) and the issuance of aircraft lease-backed notes (the “Notes”) in a securitization transaction (the “Securitization”). We refer to this portfolio as our “Initial Portfolio.”

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Company” refers only to Genesis Lease Limited, (2) the terms “Genesis,” “we,” “our” and “us” refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (“Genesis Funding”) and Genesis Acquisition Limited (“Genesis Acquisition”), (3) “GECAS” refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (4) our “predecessor” refers to the combination of the 41 aircraft included in our Initial Portfolio from the date that each aircraft was acquired by an affiliate of GE, as such aircraft were operated by affiliates of GE until the completion of our IPO on December 19, 2006, (5) all references to our shares refer to our common shares held in the form of American Depositary Shares (“ADSs”), and (6) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median maintenance-adjusted appraised base values as of June 30, 2006, and percentages may not total due to rounding.

FINANCIAL INFORMATION

Financial Statements (Unaudited)

Financial statements of Genesis Lease Limited

Condensed Consolidated Balance Sheets as at June 30, 2007 (Unaudited) and December 31, 2006	4
Unaudited Condensed Combined and Consolidated Statements of Income for the three months and six months ended June 30, 2007 and 2006	5
Unaudited Condensed Combined and Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006	6
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements	7

GENESIS LEASE LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	June 30, 2007 (unaudited)
	(USD in thousands)

ASSETS
Cash and cash equivalents	$26,855	$151,606
Restricted cash	15,471	23,856
Accounts receivable	1,366	3,516
Other assets (Note 8)	22,315	33,411
Flight equipment under operating leases, net	1,219,738	1,192,337
Fixed assets	—	615
Deferred income taxes	30,313	25,760
Total Assets	$1,316,058	$1,431,101
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$2,787	$3,316
Other liabilities	26,596	24,805
Long-term debt	810,000	810,000
Total Liabilities	839,383	838,121
Commitments and contingencies (Note 10)	—	—
Shareholders’ equity:
Par value $0.001 per share 500,000,000 shares authorized: 31,342,176 and 36,051,328 shares issued and outstanding at December 31, 2006 and June 30, 2007 respectively	$31	$36
Additional paid-in capital	474,202	577,744
Accumulated other comprehensive income (Note 11)	3,375	12,867
Accumulated (deficit) / earnings (Note 12)	(933)	2,333
Total shareholders’ equity	476,675	592,980
Total liabilities and shareholders’ equity	$1,316,058	$1,431,101

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GENESIS LEASE LIMITED

UNAUDITED CONDENSED COMBINED AND

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(USD in thousands )
Revenues
Rental of flight equipment	$36,476	$41,508	$72,432	$81,991
Other income	—	2,303	—	4,032
Total revenues	36,476	43,811	72,432	86,023
Expenses
Depreciation	12,183	14,113	24,055	28,195
Interest (Note 3)	11,883	11,682	22,107	23,288
Maintenance	70	151	1,835	151
Selling, general and administrative (Note 4)	978	4,874	1,817	8,820
Total operating expenses	25,114	30,820	49,814	60,454
Income Before Taxes	11,362	12,991	22,618	25,569
Provision for income taxes (Note 5)	4,213	1,624	8,378	3,196
Net Income	$7,149	$11,367	$14,240	$22,373

The Company calculates its earnings per share in accordance with SFAS No. 128, Earnings per share. Basic net income per share is computed based on the weighted average number of shares outstanding during the year. Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the Company.

The Company has presented pro forma basic and diluted net earnings per share amounts for the three and six month period ended June 30, 2006 as if the IPO and the exercise of the over-allotment option had occurred on January 1, 2006.

The following table presents the net income per share calculated for the three and six months ended June 30, 2007:

Net income per share (Note 6)	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Basic	$0.32	$0.62
Diluted	$0.31	$0.62
	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Proforma
Basic	$0.20	$0.40
Diluted	$0.20	$0.40

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

GENESIS LEASE LIMITED

UNAUDITED CONDENSED COMBINED AND

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2006	2007
	(USD in thousands)
Cash provided by operations:
Net income	$14,240	$22,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,425	28,725
Deferred income taxes	5,516	3,196
Non-cash operating expenses, excluding depreciation and amortization	1,817	423
Changes in operating assets and liabilities:
Decrease / (increase) in accounts receivable	556	(2,150)
Increase in restricted cash	—	(8,385)
Increase in other assets	(2,496)	(778)
(Decrease / increase in accounts payable	(870)	529
Increase / (decrease) in other liabilities	104	(1,791)
Net cash provided by operating activities	43,292	42,142
Cash flows from investing activities:
Purchases of flight equipment for operating leases	(55,848)	(774)
Purchases of fixed assets	—	(635)
Net cash used in investing activities	(55,848)	(1,409)
Cash flows from financing activities:
Change in GE Net Investment	12,556	—
Proceeds from issuance of shares, net of costs	—	103,125
Dividends paid	—	(19,107)
Net cash provided by financing activities	12,556	84,018
Net change in cash and cash equivalents	—	124,751
Cash and cash equivalents at beginning of period	—	26,855
Cash and cash equivalents at end of period	$—	$151,606

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized	$22,107	$23,278
Income taxes	$2,862	$—

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Description of business

Genesis Lease Limited (the “Company”, and together with its consolidated subsidiaries, Genesis Funding Limited, Genesis Acquisition Limited, Genesis China Leasing 1 Limited, Genesis China Leasing 2 Limited, Genesis Ireland Aviation Trading 1 Limited, Genesis Ireland Aviation Trading 2 Limited, Genesis Ireland Aviation Trading 3 Limited, Genesis Ireland Aviation Trading 4 Limited, Ross Leasing Limited, Lare Leasing Limited, Genesis Funding France 1 Sarl, Genesis Funding France 2 Sarl, GFL Aircraft Leasing Netherlands BV, Genesis Leasing USA Inc. and Genesis Funding Sweden 1 AB, “Genesis”), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the “Initial Portfolio”) and related operations from affiliates of General Electric Company (“GE”) and conducting an initial public offering (“IPO”) of the Company’s common shares. Genesis is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

On December 19, 2006, (1) the Company completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share, (2) the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) the Company, through its subsidiary, Genesis Funding Limited (“Genesis Funding”) issued $810.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) as part of a securitization transaction (the “Securitization”) and (4) Genesis used the net proceeds of the IPO, the private placement and the securitization to finance the transfer of a portfolio of 41 aircraft from affiliates of GE.

The purchase price for the Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of the IPO, the private placement and the securitization, less the portion of such proceeds that was used to fund Genesis’s formation and offering-related expenses, up-front costs and expenses related to the securitization, and a cash balance of $20.0 million that Genesis retained for general corporate purposes.

On January 16, 2007, the Company sold 4,179,000 additional shares at a public offering price of $23.00 per share after the underwriters of the IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

The number of aircraft transferred to Genesis through June 30, 2007 and the number of aircraft included in the Predecessor’s (as defined in Note 2 below) financial statements at December 31, 2004, 2005, 2006 and June 30, 2007 is as follows:

Number of Aircraft
December 31, 2004	31
December 31, 2005	37
June 30, 2006	38
December 31, 2006	41
June 30, 2007	41

Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited condensed combined financial statements reflect the combination of the aircraft included in Genesis’s Initial Portfolio and the related leases as owned and operated by affiliates of GE (the “Predecessor”) for the six months ended June 30, 2006. The unaudited condensed combined financial statements have been prepared on a “carve out” basis derived from GE’s consolidated financial statements. Because a direct ownership relationship did not exist among the various GE aircraft owning entities prior to the IPO, GE’s interest in the Predecessor, including

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

intercompany debt, was shown as GE Net Investment in the unaudited condensed combined Balance Sheet. The combined financial statements do not reflect the financial condition, results of operations or cash flows that Genesis would have achieved during the periods presented.

The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007 include all majority owned subsidiaries, assets and liabilities of Genesis.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with Genesis’s audited financial statements for the year ended December 31, 2006. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and U.S. GAAP for interim financial reporting, reflect all adjustments, including normal recurring items which are necessary to present fairly the results, in all material respects, of Genesis’s unaudited condensed combined and consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of those for a full fiscal year.

Interest Expense

The following table summarizes interest expense:

	Combined		Consolidated
	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
	(USD in thousands)
GE allocated interest	$11,883	$22,107	$—	$—
Interest payable on long-term debt, net	—	—	11,682	23,288
Total	$11,883	$22,107	$11,682	$23,288

Selling, general and administrative expenses

The following table summarizes selling, general and administrative expenses:

	Combined		Consolidated
	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
	(USD in thousands)
GE allocated costs	$978	$1,817	$—	$—
GECAS servicer fees	—	—	1,110	2,391
Salaries and benefits	—	—	1,508	2,509
Professional fees	—	—	1,219	1,987
Share based compensation	—	—	69	423
Other	—	—	968	1,510
Total	$978	$1,817	$4,874	$8,820

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The combined financial statements for the three months and six months ended June 30, 2006, prepared on a carve-out basis, reflect income taxes as if the Predecessor had been a separate taxable entity, resident in the United States.

The consolidated financial statements for the three months and six months ended June 30, 2007 reflect the fact that the Company is a separate taxable entity, resident for tax purposes in Ireland.

The provision / (benefit) for income taxes is comprised of the following:

	Combined		Consolidated
	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
	(USD in thousands)
Current tax expense / (benefit) – United States	$(991)	$2,862	$—	$—
Deferred tax expense / (benefit) from temporary differences – United States	5,204	5,516	—	—
Deferred tax expense / (benefit) from temporary differences – Ireland	—	—	1,624	3,196
Provision for income taxes	$4,213	$8,378	$1,624	$3,196

Current tax expense relates to U.S. federal income taxes of $ (0.92) million and $2.65 million for the three and six months ended June 30, 2006, respectively.

Deferred tax expense relates to U.S. federal income taxes of $4.87 million and $5.27 million for the three and six months ended June 30, 2006, respectively.

A reconciliation of the corporation tax rate to the actual income tax rate is shown below:

	Combined		Consolidated
	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
	(USD in thousands)
U.S. / Irish Corporation tax rate	35.00%	35.00%	12.50%	12.50%
Increase in rate resulting from:
State income tax, net of Federal benefit	2.08%	2.04%	—	—
Foreign sales corporation	—	—	—	—
Actual effective income tax rate – U.S. / Irish	37.08%	37.04%	12.50%	12.50%

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Net income per share

The Company calculates its earnings per share in accordance with SFAS No. 128, Earnings per share. Basic net income per share is computed based on the weighted average number of shares outstanding during the year. Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the Company.

The Company has presented pro forma basic and diluted net earnings per share amounts for the three and six month period ended June 30, 2006 as if the IPO, the exercise of the over-allotment option and the 32,176 restricted share awards to the Company’s employees and non-employee directors had occurred on January 1, 2006. Diluted proforma net earnings per share is computed by taking the weighted average number of shares of 36,038,676 together with dilutive effect of the options granted to employees of 276,784.

The following table presents the net income per share:

	Combined		Consolidated
	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
	(USD in thousands, except per share amounts)
Numerator
Net income	$7,149	$14,240	$11,367	$22,373
Denominator
No. of shares outstanding at beginning of period	36,038,676	31,342,176	36,051,328	31,342,176
Underwriters’ exercised of over-allotment option	—	4,696,500	—	4,696,500
Restricted shares granted during the period	—	—	—	9,162
Weighted average shares for basic earnings per share	36,038,676	36,038,676	36,051,328	36,047,838
Effect of dilutive share options	42,010	33,850	42,779	34,158
Weighted average shares for diluted earnings per share	36,080,686	36,072,526	36,094,107	36,081,996

Net earnings per share
Basic	$—	$—	$0.32	$0.62
Diluted	$—	$—	$0.31	$0.62
Proforma earnings per share
Basic	$0.20	$0.40	$—	$—
Diluted	$0.20	$0.40	$—	$—

  Share-Based Compensation

  Equity Plan

The Company has adopted a share incentive plan for employees and directors. The plan is administered by the compensation committee of our board of directors. Awards granted under the plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights, and (3) other share-based awards. The maximum number of the Company’s common shares that may be issued for awards under the plan is 3,000,000, subject to adjustments. Unless otherwise determined by the compensation committee, any of the shares issued in respect of any award granted under the plan will be in the form of American Depositary Shares (“ADSs”).

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares

During the six months ended June 30, 2007 the Company granted a total of 21,329 restricted shares. The aggregate fair value of these restricted shares was approximately $492,587, of which $211,078 was accrued in the year ended December 31, 2006, as it related to contractual compensation for year ended 2006. The remainder was recognized as an expense during the six months ended June 30, 2007.

Share Options

The Company granted to its employees options to purchase a total of 14,031 shares in the six months ended June 30, 2007. The exercise price range of these options was $25.50 - $26.34. The options will vest in equal annual installments over a period of three years from the date of grant.

The aggregate grant date fair value of these options was $21,888 calculated using the Black-Scholes option pricing model and will be amortized on a straight line basis over the vesting period.

The following table summarizes information concerning outstanding and exercisable share options as of June 30, 2007:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Exercise Price
$23.00	276,784	10	$23.00	—	—
$25.50 - $26.34	14,031	10	$25.63	—	—

Other assets

Other assets primarily comprise: (1) deferred financing costs, net of amortization, (2) the fair value of derivatives, (3) capitalized initial direct costs, net of amortization, and (4) other costs. An analysis of the movement for the six-month period ended June 30, 2007 is shown below:

	Deferred financing costs	Fair value of derivative	Initial direct costs	Other costs	Total
	(USD in thousands)
January 1, 2007	$15,666	$3,857	$2,652	$140	$22,315
Increase for period	—	10,848	—	778	11,626
Amortization	(268)	—	(262)	—	(530)
June 30, 2007	$15,399	$14,705	$2,390	$919	$33,411

Debt issuance costs of $15.7 million associated with the issuance of the Notes have been capitalized and are amortized over the life of the Notes.

Long-Term Debt

On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured credit facility with Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Fees. The following commitment fees relate to the credit facility:

•

0.375% commitment fee per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, which was paid in advance by GECAS, (2) thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquisition in arrears; and

•	0.375% commitment fee per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by Genesis Acquisition in arrears from the closing date until October 2008.

If Genesis Acquisition exercises its option to increase the commitment amount to $1 billion before the first anniversary of the signing date, then it will receive a credit equal to the amount of the commitment fee paid with respect to subclause (2) of the prior bullet, for the period of time from the date of such exercise to the first anniversary of the signing date, and Genesis Acquisition will refund such amount to GECAS.

Borrowings under the credit facility will bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin will be between 1.50% and 1.75%, depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan).

Genesis Acquisition has the right to prepay any amounts outstanding under the credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the credit facility will be secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants under the credit facility include: limitations on the incurrence of additional indebtedness; limitations on consolidation, acquisition, merger and transfer of assets; a requirement that the aircraft in Genesis Acquisition’s portfolio comply with lessee and geographic concentration limits; a requirement that the weighted average age of Genesis Acquisition’s aircraft portfolio not to exceed 10 years until the option to increase the commitment amount to up to $1 billion is exercised, and 8 years thereafter; and a requirement that from the earlier of (1) six months after the signing date and (2) Genesis Acquisition having borrowed at least $100 million under the credit facility, the ratio of earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility

As of June 30, 2007, there were no borrowings outstanding under the credit facility.

Commitments and Contingencies

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Claims, suits and complaints arise in the ordinary course of Genesis’s business. Currently, Genesis does not believe any claims or contingent liabilities would be material to its final position or results of operations, or require disclosure.

During 2006 Genesis entered into two Servicing Agreements with GECAS for a fifteen-year term and on April 5, 2007 Genesis entered into a third Servicing Agreement with GECAS in respect of services related to its subsidiary, Genesis Acquisition Limited. Pursuant to these Servicing Agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis is obligated to pay a minimum of $1.8 million to GECAS under the Servicing Agreements for the year ending December 31, 2007.

Genesis has retained AIB International Financial Services Limited, or AIBIFS, as a corporate services provider to assist in establishing books of account and in preparing its quarterly and annual consolidated financial statements. Genesis is obligated to pay approximately €0.6 million to AIBIFS in the year ending December 31, 2007 under the corporate services agreements. The agreements have a one-year term from December 19, 2007 and permit written termination thereafter upon six months’ written notice.

On April 20, 2007, Genesis signed an agreement to purchase two new Airbus 320 aircraft from Air Deccan of India. One of these aircraft was delivered in July 2007, and the other is expected to be delivered in September 2007. Both aircraft will be leased back on long-term leases to Air Deccan.

On June 12, 2007, Genesis signed an agreement to purchase two new Airbus 320 aircraft from IndiGo Airlines of India. One of these aircraft was delivered in July 2007, and the other is expected to be delivered in September 2007. Both aircraft will be leased back on long-term leases to IndiGo Airlines.

Indemnifications

Genesis has agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for its aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or willful misconduct (including willful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. Genesis has likewise agreed that GECAS and its affiliates have no liability to Genesis or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”).

Genesis has also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in its Annual Report on Form 20-F (except certain disclosures provided to Genesis by GECAS and losses arising out of Genesis’s compliance with its obligations to any holders of any securities issued by Genesis or with any governmental regulations).

Genesis has also generally agreed to indemnify GECAS and its affiliates as to losses arising out of the IPO and the disclosure in the IPO prospectus, except certain disclosures provided by GECAS.

Genesis has indemnified AIBIFS for losses arising out of the performances of their services for Genesis and related matters, except where such loss arises directly as a result of a material breach of AIBIFS’s duties or from fraud, gross negligence or willful misconduct on the part of AIBIFS, its employees or agents.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes changes in the fair value of derivatives, net of tax of $12.8 million at June 30, 2007. Comprehensive income was as follows:

	December 31, 2006	June 30, 2007
	(USD in thousands)
Fair value of derivatives	$3,857	$14,705
Deferred tax asset on fair value of derivative	(482)	(1,838)
Other Comprehensive income	$3,375	$12,867

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Genesis expects $1.8 million of the fair value of the derivative to be realized in 2007 and $12.9 million thereafter.

Accumulated (deficit) / earnings

June 30, 2007
(USD in thousands)
Accumulated deficit as at January 1, 2007	$(933)
Net Income for the six months ended June 30, 2007	22,373
Dividends paid during the six months ended June 30, 2007	(19,107)
Accumulated earnings as at June 30, 2007	$2,333

Geographic Information

The following table presents the amount and percentage of total rental revenues attributable to the indicated geographic areas based on each airline’s principal place of business for the periods indicated:

	Combined		Consolidated
	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007
	(USD in thousands)		(USD in thousands)
Europe	$13,770	38%	$13,090	32%
Asia/Pacific	9,184	25%	15,146	36%
United States and Canada	8,042	22%	6,936	17%
Central, South America and Mexico	2,161	6%	2,978	7%
Africa and the Middle East	3,319	9%	3,358	8%
	$36,476	100%	$41,508	100%

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

	Combined		Consolidated
	Six Months Ended June 30, 2006		Six Months Ended June 30, 2007
	(USD in thousands)		(USD in thousands)
Europe	$27,060	37%	$26,554	32%
Asia/Pacific	16,635	25%	28,935	35%
United States and Canada	17,858	23%	14,052	17%
Central, South America and Mexico	4,429	6%	5,933	7%
Africa and the Middle East	6,450	9%	6,517	8%
	$72,432	100%	$81,991	100%

The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the periods indicated:

	Combined		Consolidated
	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007
	(USD in thousands)		(USD in thousands)
China	$5,359	15%	$8,547	21%
United States	5,017	14%	6,098	15%
Spain	5,217	14%	5,231	13%

	Combined		Consolidated
	Six Months Ended June 30, 2006		Six Months Ended June 30, 2007
	(USD in thousands)		(USD in thousands)
China	$7,915	11%	$16,973	21%
United States	12,666	17%	12,376	15%
Spain	10,399	14%	10,503	13%

Related Party Transactions

In connection with the underwriters’ exercise of their option to purchase additional shares to cover over-allotments, on January 16, 2007 an affiliate of GE purchased an additional 517,500 shares such that, following the exercise and purchase, it continues to hold approximately 11% of the issued and outstanding shares of Genesis.

Servicing Agreements

GECAS, which is an affiliate of GE, provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio. In addition Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. As of June 30, 2007, Genesis had an accrual for $235,000 relating to the servicing of the Initial Portfolio for the six months ended June 30, 2007.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

Credit Facility

On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured credit facility, The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. In connection with this closing GECAS paid fees and related expenses of $7.2 million on behalf of Genesis Acquisition.

Subsequent Events

In July 2007, two new Airbus 320 aircraft were delivered to Genesis from Air Deccan and IndiGo Airlines. These aircraft will be leased back to Air Deccan and IndiGo Airlines on long term leases.

On August 3, 2007 the Board of Directors declared an interim dividend of $0.47 per share, in the aggregate amount of $16.9 million. The dividend will be paid on August 28, 2007 to shareholders of record as of the close of business on August 16, 2007.

New Accounting Pronouncements

In May 2007, the FASB issued FASB Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, to clarify when a tax position is considered settled under FASB Interpretation No. 48, “Accounting for Uncertainty in Income taxes”. The FSP clarifies that a tax position can be “effectively settled” upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an enterprise would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits, and if the statute of limitations remains open. Genesis management does not believe that the adoption of this statement will have a significant impact on its financial position or results of operations.

In June 2007, the FASB Emerging Issues Task Force (EITF) released EITF Abstracts Issue No. 06-11, “Accounting for income tax benefits of dividends on share-based payments awards” to address where employees may receive, as part of a share-based payment arrangement, dividends or dividend equivalents on certain affected securities. Under this interpretation, an entity should recognize a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for affected securities as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits or windfall available to absorb tax deficiencies on share-based payment awards. When an entity’s estimate of forfeitures increases or actual forfeitures exceed its estimates, the amount of tax benefits previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the APIC pool balance on the reclassification date. Genesis management does not believe that the release of this interpretation application will have a significant impact on its financial position or results of operations.

In June 2007, the SEC updated EITF Topic D-98 to reflect necessary modifications because of the issuance of SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and is applied only to entire instruments and not to portions of instruments. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS 159 prohibits an issuer from electing the fair value option (FVO) for financial instruments that are, in whole or in part, classified as a component of shareholders’ equity. The SEC previously accepted liability classification for financial instruments. To eliminate any potential inconsistency between the scope of SFAS Statement No.159 and this previously accepted practice, Topic D-98 will now indicate that the SEC staff will no longer accept liability classification for financial instruments that meet the conditions for temporary equity classification under SEC Accounting Series Release (ASR) No. 268. The SEC staff’s position is that these financial

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED

AND CONSOLIDATED FINANCIAL STATEMENTS

instruments must be classified on the balance sheet between captions for liabilities and shareholders’ equity and that these financial instruments are not eligible for the FVO. Genesis management does not believe the adoption of this release will have a significant impact on its financial position or results of operations and will continue to review for any future financial instruments.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this Interim Report. The condensed consolidated Balance Sheets as at June 30, 2007 (Unaudited) and December 31, 2006, the unaudited condensed combined and consolidated Statements of Income for the three months and six months ended June 30, 2007 and 2006 and the unaudited condensed combined and consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Cautionary note regarding forward-looking statements

This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including the lack of an independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders; the possibility that our subsidiaries may have unknown contingent liabilities; our inability to pay or maintain dividends on our shares; reliance on subsidiaries to provide funds necessary to meet our financial obligations and pay dividends; unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio; the need for additional capital to finance our growth; the death, incapacity or departure of senior management; our obligations to comply with reporting and corporate governance requirements; an inability to refinance our indebtedness on favorable terms or at all; operational restrictions imposed by our indebtedness; exposure to interest rate fluctuations; dependence on GECAS; limitations on our opportunities to purchase additional aircraft; potential conflicts of interests between us and GECAS and its affiliates; competition with GECAS for acquisitions and dispositions of aircraft; limitations on remedies against GECAS for unsatisfactory performance; reliance on third-party service providers for certain administrative, accounting and other services; variability of supply and demand for aircraft and other aviation assets that could depress lease rates and the value of our leased assets; a decline in aircraft values and achievable lease rates; the possibility that we may be required to substitute some of the aircraft in our portfolio; past damage to some of the aircraft in our portfolio; the advent of superior aircraft technology that could cause our existing aircraft portfolio to become outdated and therefore less desirable; increased operational costs as our aircraft age; concentration of aircraft types in our aircraft portfolio; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to limited demand for leased aircraft; possible depreciation expenses and impairment charges; the effect of aircraft liens on our ability to repossess, re-lease or resell our aircraft; failure by lessees to comply with the registration requirements in the jurisdiction where they operate; compliance with government regulations; difficulty to obtain title to one of the aircraft in our portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; reliance on lessees’ continuing performance of their lease obligations; difficulties in collecting lease payments from airlines; potential restructuring of leases with lessees that encounter financial difficulties; economic and political risks faced by lessees that operate in emerging markets; the possibility that we may have to purchase repossession insurance if GECAS re-leases aircraft to lessees located in certain jurisdictions; potential lease defaults; an inability by lessees to fund their maintenance requirements on our aircraft; failure by lessees to pay certain operational costs that could result in grounding of aircraft; inadequate insurance coverage maintained by lessees; failure by lessees to obtain certain required licenses, consents and approvals; early termination rights contained in some leases; the concentration of lessees in certain geographical regions; a deterioration in the financial condition of the commercial airline industry; airline reorganizations that could impair lessees’ ability to comply with lease payment obligations; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; our tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise.

Overview

We were formed in 2006 to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We intend to leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy.

On December 19, 2006, we (1) completed our IPO and issued 27,860,000 shares at a public offering price of $23.00 per share, (2) issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction, and (4) used the net proceeds of the IPO, the private placement and the securitization to finance the acquisition of our Initial Portfolio of 41 commercial aircraft from affiliates of GE.

The purchase price for our Initial Portfolio was $1,459.4 million, which was the sum of the net proceeds of our IPO, our private placement and the securitization, less the portion of such proceeds that was used to fund our formation and offering-related expenses, up-front costs and expenses related to our securitization, and a cash balance of $20.0 million that we retained for general corporate purposes.

On January 16, 2007, we sold 4,179,000 additional shares at a public offering price of $23.00 after the underwriters of our IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE.

As of June 30, 2007, the weighted average age of the aircraft in our Initial Portfolio was 6.2 years, and the weighted average remaining lease term on our aircraft was 5.6 years. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs. Thirty-eight of the 41 leases in our Initial Portfolio are subject to fixed rental rates, and rents under the remaining three leases are subject to bi-annual adjustment based on six-month LIBOR.

History

The unaudited condensed combined financial statements reflect the combination of the aircraft included in our Initial Portfolio and the related leases as owned and operated by affiliates of GE (the “predecessor”) for the three and six months ended June 30, 2006. The unaudited condensed combined financial statements have been prepared on a “carve out” basis derived from GE’s consolidated financial statements. Because a direct ownership relationship did not exist among the various GE aircraft owning entities prior to the IPO, GE’s interest in the predecessor, including intercompany debt, was shown as GE Net Investment in the combined balance sheet. The unaudited condensed combined financial statements do not reflect the financial condition, results of operations or cash flows that Genesis would have achieved during the periods presented.

The unaudited condensed combined financial statements for all periods prior to the completion of the IPO include allocations of costs for these services based on the cost to GE of providing or procuring such services. The method used to allocate these costs to our aircraft was a multi-step process, whereby the costs were first allocated to GECAS as one of GE’s divisions based on the relative book values of net assets, and then further allocated to our predecessor based on the total number of aircraft owned by our predecessor at a particular time. Costs included in the financial statements for such services provided to our predecessor are included in “Selling, general and administrative expenses.”

In addition, although GE did not allocate any indebtedness to the predecessor’s aircraft or to the predecessor, GE did allocate interest cost to each of its divisions, including GECAS. GE made the interest allocations based upon its net investment in a particular business, the debt-to-equity ratio for that business and the business’s borrowing costs. The combined financial statements include an allocation of interest expense using the same methodology as described above. Costs included in the financial statements for such interest charges are included in interest expense.

The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007 include all majority owned subsidiaries assets and liabilities of Genesis.

GE has not indemnified us for any material misstatements or omissions in the predecessor financial statements included within this report.

Factors to Consider When Evaluating Our Results of Operations

We believe we are well-positioned to capitalize on a number of trends in the aircraft finance and leasing industry, including:

•

Large and growing commercial aircraft fleet to meet global demand. Globalization and economic growth throughout the developing world have led to increased demand for air travel. We expect that continued increases in the worldwide gross domestic product, economic development in emerging markets and competitive pricing resulting from the continued growth of low-cost carriers will drive further increases in air travel and aircraft demand. Boeing estimates that the current global fleet of operating commercial jet aircraft consists of 18,230 aircraft and has forecasted that by 2026 the fleet will reach 36,420 aircraft, of which approximately 32,240 will be mainline jets and 4,180 will be regional jets. Airbus has estimated that the commercial jet aircraft fleet will increase to 33,500 aircraft by 2025, of which approximately 29,500 will be mainline jets and 4,000 will be regional jets. In dollar terms, the current global fleet has an estimated value of $350 billion. Nevertheless, the aircraft industry is subject to demand shifts, and any downturn in discretionary business or consumer spending or increased costs could have a significant impact on air traffic and aircraft demand.

•

Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft instead of owning them outright. The proportion of the global fleet owned by operators has declined from 71% in 1990 to 48% in 2006, and the proportion of the global fleet under operating lease has increased from approximately 18% to 30% during this period. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors (GECAS and ILFC) own or manage approximately 35% of the total number of aircraft under lease, while the next largest competitor’s market share is less than 5%. As a result, significant consolidation opportunities exist for lessors with adequate capital resources and financial flexibility.

•

Improving lease rates. With the recovery of the global commercial aviation industry, aircraft values have stabilized and have begun to increase slowly for some aircraft types. For a number of aircraft types, particularly the Boeing 737 and the Airbus A320, which are highly favored, supply is limited, and the scale of production back logs at Boeing and Airbus demonstrate a supply / demand imbalance in the near term. Demand for larger aircraft types, such as the 767-300ER and A330 remains strong and cannot be met by current aircraft availability. A reduction in supply for many aircraft types has led to an increase in lease rental rates and, in certain cases, aircraft values. However, the airline industry has been subject to cyclical demand patterns, and a reduction in lease rates could occur.

In addition, we expect that our future results of operation will vary from our predecessor’s historical results of operations as a result of a number of factors, including:

•

Incremental operating costs. Following the completion of the IPO, we became an independent operating company and are no longer integrated within GE’s operations or cost structure. Many of the services previously provided to our predecessor by GE are now provided to us by GECAS through our servicing agreements. We also outsource some services previously provided or procured by GE to other third-party providers. We expect that the cost of procuring these services, together with the need to hire additional personnel and the incurrence of additional legal, accounting, compliance and other costs associated with being a public company with listed equity, will result in higher operating costs than the costs allocated by GE to our predecessor reflected in its historical combined financial statements.

•

Aging of our aircraft. Our depreciation of capitalized planned major maintenance costs, which is included in depreciation of flight equipment and principally relates to contributions under leases on which we collect additional rent, will be higher than such amounts of our predecessor. This expected increase is due to the aging of the aircraft in our Initial Portfolio and the addition of 10 aircraft to the Initial Portfolio during 2005 and 2006.

•

Increased borrowing costs. Our predecessor’s borrowing costs were derived from borrowings made at the GE corporate level. We expect that our interest expense will be higher than the interest allocated by GE to our predecessor as a result of our independence from GE and higher borrowing costs.

•

Lower tax liabilities. We expect that our effective tax rate will be lower than our predecessor’s as a result of our tax residency in Ireland. We also expect that our cash tax payments will be lower as a result of our ability to depreciate aircraft under Irish tax law over eight years, which is a more accelerated rate than our predecessor used to depreciate aircraft under U.S. tax law. Current Irish tax law generally does not limit tax loss carryforwards.

Critical Accounting Policies and Estimates

Our consolidated and combined financial statements have been prepared in accordance with U.S. GAAP, which requires the application of accounting policies based on assumptions, estimates, judgments and opinions. Our predecessor applied, and we have applied and will continue to apply, these policies based on the best information available at the time and on assumptions believed to be reasonable under the circumstances.

The following is a discussion of the critical accounting policies and the methods of their application.

Revenue — Rental of Flight Equipment

We lease flight equipment (also referred to as “aircraft”) under operating leases and record rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in “Rentals received in advance” included in “Other Liabilities” on the Balance Sheet until earned. In certain cases, leases provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in “Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

Past-due rentals are recognized on the basis of management’s assessment of collectibility. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit.

Flight Equipment under Operating Leases

Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of “Flight equipment under operating leases, net” and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in “Other assets” and are reclassified to “Flight equipment under operating leases, net” when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.

For planned major maintenance activities, we capitalize the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. We capitalize the actual cost of major overhauls, which is depreciated over the period until the next overhaul is required.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of our control.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the periods presented in this report.

Flight equipment under operating lease includes aircraft in which we and our subsidiaries hold legal title and beneficial interest and one aircraft on lease to an airline in Japan in which, we and our subsidiaries, in accordance with local laws, hold beneficial interest but not legal title.

Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airline and to meet Japanese registration requirements, the predecessor, with the cooperation of the airline and in accordance with the terms of a sales agreement, sold title to this aircraft to a Japanese entity that is owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by us. Concurrently with such sale, the predecessor and the Japanese entity entered into a conditional sale agreement whereby the predecessor repurchased the aircraft from the entity. The predecessor has paid the entire repurchase price under the conditional sale agreement except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreement, the predecessor effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.

Because the predecessor has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, the predecessor has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as “Flight equipment under operating lease” in the financial statements.

Maintenance Expense

We record a charge for light maintenance expense when incurred in “Maintenance expense” on the Statement of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, we capitalize and depreciate the actual costs by applying the deferral method. These amounts capitalized are included in “Flight equipment under operating leases, net” and are depreciated over the period until the next overhaul is required.

Share-based based compensation

Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

Derivative financial instruments.

We have entered into a derivative instrument to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the initial portfolio of aircraft. We account for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (SFAS No. 133). In accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the counterparty of the derivative contracts. When hedge accounting treatment is achieved under SFAS No. 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income or in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. The ineffective portion of the derivative contract is calculated and recorded in income at each quarter end.

Income taxes

We apply SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. SFAS 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Results of Operations

The following table reflects the unaudited condensed combined and consolidated statements of income for the three and six months ended June 30, 2006, and June 30, 2007.

GENESIS LEASE LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(USD in thousands )
Revenues
Rental of flight equipment	$36,476	$41,508	$72,432	$81,991
Other income	—	2,303	—	4,032
Total revenues	36,476	43,811	72,432	86,023
Expenses
Depreciation	12,183	14,113	24,055	28,195
Interest	11,883	11,682	22,107	23,288
Maintenance	70	151	1,835	151
Selling, general and administrative	978	4,874	1,817	8,820
Total operating expenses	25,114	30,820	49,814	60,454
Income Before Taxes	11,362	12,991	22,618	25,569
Provision for income taxes	4,213	1,624	8,378	3,196
Net Income	$7,149	$11,367	$14,240	$22,373

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2007

Total revenues were $43.8 million for the three months ended June 30, 2007, which increased 20.1% from $36.5 million recorded for the three months ended June 30, 2006. This increase was primarily due to (1) the purchase of four additional aircraft in 2006 that generated additional revenue during the three months ended June 30, 2007, (2) $2.3 million increase in other income generated on cash investments and (3) a $0.3 million increase in additional rent during the three months ended June 30, 2007.

Depreciation of flight equipment was $14.1 million for the three months ended June 30, 2007, which increased by 15.8% from $12.2 million recorded for the three months ended June 30, 2006. This increase was primarily due to an increase of $1.9 million from the four aircraft purchased during 2006.

Interest expense was $11.7 million for the three months ended June 30, 2007, which decreased by 1.7 % from $11.9 million recorded for the three months ended June 30, 2006. The predecessor’s condensed combined financial statements for the three months ended June 30, 2006 include an allocation from GE of interest expense of $11.9 million. On December 19, 2006, we issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction. The interest expense of $11.7 million for the three months ended June 30, 2007 primarily reflects the cost associated with these borrowings.

Maintenance expense is typically incurred to prepare aircraft for re-delivery to new lessees. No significant maintenance expense was incurred for the three months ended June 31, 2006. The maintenance expense of $0.2 million for the three months ended June 30, 2007 was primarily due to an accrual associated with the re-lease of one aircraft.

Selling, general and administrative expenses were $4.9 million for the three months ended June 30, 2007, which increased by 398.4% from $1.0 million for the three months ended June 30, 2006. The predecessor’s unaudited condensed combined financial statements for the three months ended June 30, 2006 include an allocation from GE of expense of $1.0 million. This increase was due to (1) the additional cost of operating as an independent standalone company and (2) an increase in operational expenses as a result of the increase in the number of aircraft acquired during 2006.

Provision for income taxes were $1.6 million for the three months ended June 30, 2007, which decreased by 61.5% from $4.2 million recorded for the three months ended June 30, 2006. The predecessor’s unaudited condensed combined financial statements for the three months ended June 30, 2006 reflect income taxes as if the predecessor had been a separate taxable entity resident in the United States with an effective tax rate of 37.1%. The provision for income taxes of $1.6 million reported by Genesis for the three months ended June 30, 2007 reflects the fact that Genesis is a separate taxable entity, resident in Ireland with an effective actual tax rate of 12.5%.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007

Total revenues were $86.0 million for the six months ended June 30, 2007, which increased 18.8 % from $72.4 million recorded for the six months ended June 30, 2006. This increase was primarily due to (1) the purchase of four additional aircraft in 2006 that generated additional revenue during the six months ended June 30, 2007, (2) $4.0 million increase in other income generated on cash investments and (3) a $0.5 million decrease in additional rent primarily reflecting re-delivery adjustments on leases that expired during the six months ended June 30, 2006.

Depreciation of flight equipment was $28.2 million for the six months ended June 30, 2007, which increased by 17.2% from $24.1 million recorded for the six months ended June 30, 2006. This increase was primarily due to an increase of $3.8 million from four aircraft purchased during 2006.

Interest expense was $23.3 million for the six months ended June 30, 2007, which increased by 5.3% from $22.1 million recorded for the six months ended June 30, 2006. The predecessor’s condensed combined financial statements for the six months ended June 30, 2006 include an allocation from GE of interest expense of $22.1 million. On December 19, 2006, we issued $810.0 million of aircraft lease-backed notes as part of a securitization transaction. The interest expense of $23.3 million for the six months ended June 30, 2007 primarily reflects the cost associated with these borrowings.

Maintenance expense is typically incurred to prepare aircraft for re-delivery to new lessees. The maintenance expense of $1.8 million for the six months ended June 30, 2006 was primarily due to the costs associated with the re-lease of three aircraft to new lessees. The maintenance expense of $0.2 million for the six months ended June 30, 2007 was primarily due to an accrual associated with the re-lease of one aircraft.

Selling, general and administrative expenses were $8.8 million for the six months ended June 30, 2007, which increased by 385.4% from $1.8 million for the six months ended June 30, 2006. The predecessor’s unaudited condensed combined financial statements for the six months ended June 30, 2006 include an allocation from GE of expense of $1.8 million. This increase was due to (1) the additional cost of operating as an independent standalone company and (2) an increase in operational expenses as a result of the increase in the number of aircraft acquired during 2006.

Provision for income taxes was $3.2 million for the six months ended June 30, 2007, which decreased by 61.9% from $8.4 million recorded for the six months ended June 30, 2006. The predecessor’s unaudited condensed combined financial statements for the six months ended June 30, 2006 reflect income taxes as if the predecessor had been a separate taxable entity resident in the United States with an effective tax rate of 37.0%. The provision for income taxes of $3.2 million reported by Genesis for the six months ended June 30, 2007 reflects the fact that Genesis is a separate taxable entity, resident in Ireland with an effective actual tax rate of 12.5%.

Liquidity & Capital Resources

Our Cash Flows

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007

Cash flows generated from operations were $42.1 million for the six months ended June 30, 2007 compared with $43.3 million for the six months ended June 30, 2006. The decrease was primarily the result of an additional $8.4 million in restricted cash as a result of the requirement to hold certain amounts in separate accounts, offset by $4.4 million of increased cash flows from leasing activities and $2.9 million of lower cash taxes paid in the period.

Cash flows from investing activities relate to the acquisition, modification and major overhaul of aircraft or pre-delivery payments on aircraft or the acquisition of other fixed assets. Cash used in investing activities in the six months ended June 30, 2007 was $1.4 million compared with cash used in investing activities of $55.8 million in the six months ended June 30, 2006.

Cash flows from financing activities for the six months ended June 30, 2007 relate to net proceeds received of $103.1 million following the exercise of the over-allotment option less the dividend payments of $19.1 million on May 10, 2007. Cash flows from financing activities relate to proceeds received by the predecessor from GE to fund aircraft investments and general corporate purposes in the six months ended June 30, 2006.

Our Future Sources of Liquidity

We operate in a capital-intensive industry. Our predecessor financed the purchase of aircraft and pre-delivery payments for aircraft with cash received from GE. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $1 billion credit facility.

Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our Initial Portfolio and dividend payments through at least the next 12 months.

Our sole source of operating cash flows is currently from distributions made to us by our subsidiaries, through which we hold all of our aircraft. Distributions of cash to us by Genesis Funding and Genesis Acquisition are subject to compliance with covenants contained in the agreements governing the securitization and the credit facility, both of which are described below.

Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through additional securitizations, borrowings under our credit facility and additional debt and equity offerings. Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access debt and equity capital markets.

Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and that we will be able to pay dividends to our shareholders as contemplated by our dividend policy. However, deterioration in our performance or in the capital markets could limit our access to these sources of financing, increase our cost of capital, or both, which could negatively affect our ability to raise additional funds, grow our aircraft portfolio and pay dividends to our shareholders.

Capital Expenditures

On April 20, 2007, we signed an agreement to purchase two new Airbus 320 aircraft from Air Deccan of India. One of these aircraft was delivered in July 2007, and the other is expected to be delivered in September 2007. Both aircraft will be leased back on long-term leases to Air Deccan.

On June 12, 2007, we signed an agreement to purchase two new Airbus 320 aircraft from IndiGo Airlines of India. One of these aircraft was delivered in July 2007, and the other is expected to be delivered in September 2007. Both aircraft will be leased back on long-term leases to IndiGo Airlines.

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of June 30, 2007, the average weighted age of the aircraft in our Initial Portfolio was 6.2 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Maintenance

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our Initial Portfolio includes twenty-two leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, including amounts typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing.

Under the remaining nineteen leases in our Initial Portfolio, we are not obligated to make any maintenance contributions. However, most of these nineteen leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us.

As a result of the timing of maintenance expenditures on our aircraft, our expenses for maintenance will vary from period to period, and the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make in a particular period may exceed the additional rent payments and lease-end adjustment payments that we receive from lessees~~.~~ during that period. We expect to fund any such net outflow through cash balances, borrowings under the liquidity facility maintained by Genesis Funding and cash flow from operations.

Dividend Policy

Overview

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, selling, general and administrative expenses and cash taxes.

We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting cash flow in our business, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets beyond our Initial Portfolio of 41 aircraft. We cannot assure you that we will be successful in achieving these objectives.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

Possible Changes in Quarterly Dividends

Our goal is to increase our distributable cash flow per share through accretive acquisitions of additional aircraft. If we are successful, our board of directors will consider an increase in our quarterly dividends. Our plan, however, is not to increase dividends unless the board concludes we are retaining adequate funds in our business to assure that we maintain our asset base and our long-term dividend paying ability. Assuming we continue to make regular quarterly dividends of $0.47 per share, we may not retain sufficient amounts to ensure that we are maintaining our asset base. As a result, it is likely that we will not increase our dividends until we have made accretive acquisitions.

There are a number of factors that could affect our ability to pay dividends. Factors that may cause you not to receive dividends in the expected amounts or at all, include, but are not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•

our inability to refinance the notes that we have issued in the securitization before the end of the fifth year following the issuance of such notes, when we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;
•	our inability to comply with the covenants in our senior credit facility, which could prevent Genesis Acquisition from making any distributions to us;
•	application of funds to make and finance acquisitions of aircraft and other aviation assets;
•	reduced levels of demand for, or value of, our aircraft;
•	increased supply of aircraft;
•	obsolescence of aircraft;
•	lower lease rates on new aircraft and re-leased aircraft;
•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;
•	impaired financial condition and liquidity of our lessees;
•	deterioration of economic conditions in the commercial aviation industry generally;
•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;
•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;

•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;
•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;
•

restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the Irish Treaty or our ability to claim the benefits of such treaty;
•	cash reserves established by our board of directors; and
•	restrictions under Bermuda law on the amount of dividends that we may pay.

Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets beyond our Initial Portfolio through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.

We are a passive foreign investment company (“PFIC”) under U.S. federal income tax rules, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that elect to treat us as a qualified electing fund (a “QEF election”) will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders. U.S. holders who make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us.

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

Securitization

Concurrently with the completion of our IPO, our subsidiary Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Genesis Funding is a special purpose exempted company that was organized under the laws of the Bermuda to purchase our Initial Portfolio. Although Genesis Funding is organized under the laws of the Bermuda, it is a resident in Ireland for Irish tax purposes and thus subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland. The authorized business of Genesis Funding is limited to acquiring, buying, leasing, maintaining, operating and selling aircraft and entering into hedge agreements and credit facilities related to such activities. We own 100% of the voting Class A Shares of Genesis Funding, through which we are the beneficiary of more than 99.99% of the equity interest in the property of Genesis Funding. A charitable trust established for the benefit of identified charities, which we refer to as the Charitable Trust, indirectly owns 100% of the Class B Shares of Genesis Funding entitling it to a nominal equity interest in the property of Genesis Funding and a vote on certain matters with respect to bankruptcy and corporate governance of Genesis Funding.

The notes have the benefit of a financial guaranty insurance policy issued by the policy provider identified below to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

The notes are rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., respectively.

We acquired the title or beneficial interest in all the aircraft in our Initial Portfolio through Genesis Funding and its subsidiaries. As a result, our rights to these aircraft are structurally subordinated to the rights of the creditors of Genesis Funding. This means that the creditors of Genesis Funding will be paid from its assets before we would have any claims to those assets.

Interest Rate

The notes bear interest at one-month LIBOR plus 0.24%. Interest expense for the securitization will also include amounts payable to the policy provider and the liquidity facility provider thereunder. Genesis Funding has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

Maturity Date; Payment Terms

The final maturity date of the notes is December 19, 2032. During the first three years, there are no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there are be scheduled principal payments of $1 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

We expect to refinance the notes on or prior to the fifth anniversary of the completion of our IPO. In the event that the notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

Available Cash

Genesis Funding is required to maintain as of each monthly payment date cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. In addition, during the three years after completion of our IPO, additional rent is deposited in a separate account to be used for major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and remarketing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers (including GECAS as servicer and us as manager) will be distributed in accordance with the priority of payments set forth in the indenture. Genesis Funding, however, is required to use the amount of excess securitization cash flows to repay principal under the notes instead of paying dividends upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio, certain events of bankruptcy or liquidation and any acceleration of the notes after the occurrence of other events of default.

Collateral

The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of Genesis Funding so registered at any time prior to the second anniversary of the closing date of the securitization.

Certain Covenants

Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below.

Liquidity Facility

Genesis Funding and Calyon are parties to a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility is $75 million, $60 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. and the remaining $15 million of which is available for the three years from the completion of our IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Genesis Funding is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest from funds available as specified in the indenture. Any amounts under the liquidity facility advanced for overhauls and replacements remains outstanding after the third anniversary of the IPO will be due in an amount equal to $625,000 per month. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full such drawings will be available for the same purposes as drawings under the liquidity facility. Drawings under the initial liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding paid an upfront fee of $450,000 at closing and will pay a commitment fee of 60 basis points on each payment date.

Credit Facility

On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured credit facility with Genesis Lease Limited, as Manager, the financial institutions party thereto as lenders, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis Acquisition to increase the aggregate principal amount of available loans by an additional amount of up to $750 million during the first 18 months following the closing date of the credit facility, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire.

Fees. The following commitment fees relate to the credit facility:

•

0.375% commitment fee per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, which was paid in advance by GECAS, (2) thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquisition in arrears; and

•	0.375% commitment fee per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by Genesis Acquisition in arrears from the closing date until October 2008.

If Genesis Acquisition exercises its option to increase the commitment amount to $1 billion before the first anniversary of the signing date, then it will receive a credit equal to the amount of the commitment fee paid with respect to subclause (2) of the prior bullet, for the period of time from the date of such exercise to the first anniversary of the signing date, and Genesis Acquisition will refund such amount to GECAS.

Interest Rate. Borrowings under the credit facility will bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin will be between 1.50% and 1.75%, depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan).

Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the credit facility will be secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants. The credit facility contains customary covenants, including the following:

•	a requirement that Genesis Acquisition deliver periodic financial and other reports to the administrative agent;
•	limitations on the incurrence of additional indebtedness;
•	limitations on consolidation, acquisition, merger and transfer of assets;
•	a requirement that the aircraft in Genesis Acquisition’s portfolio comply with lessee and geographic concentration limits;
•

a requirement that the weighted average age of Genesis Acquisition’s aircraft portfolio not exceed 10 years until the option to increase the commitment amount to up to $1 billion is exercised, and 8 years thereafter; and

•

a requirement that from the earlier of (1) six months after the signing date and (2) Genesis Acquisition having borrowed at least $100 million under the credit facility, the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our liquidity facility and our credit facility. Thirty-eight out of 41 of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining three leases adjusting bi-annually based on six-month LIBOR Our indebtedness require payments based on a variable interest rate index such as LIBOR. However, we have entered into an interest rate swap for a five year period to fix the cost associated with the notes issued in the securitization.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our three variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

A hypothetical 100-basis point increase / decrease in our variable interest rates would increase / decrease the minimum contracted rentals on our Initial Portfolio in 2007 by $1.0 million and would have no impact on our net interest expense on the notes issued in the securitization because we have entered into a five-year interest swap agreement to fix the cost associated with the debt. This assumes no drawdowns on our liquidity facility or our credit facility.

Foreign Currency Exchange Risk

We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future. Because we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2007 to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with our IPO and our acquisition of our Initial Portfolio, we assumed independent responsibility for our disclosure controls and internal controls over financial reporting. Prior to the IPO, GECAS and other affiliates of GE provided our predecessor with disclosure controls and internal controls over financial reporting. Under the supervision and with the participation of our senior management, including our Chief Executive

Officer and Chief Financial Officer, we are in the process of conducting further evaluation of our internal controls over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged an advisor to assist us in evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Other Information

Legal Proceedings

None.

Item 1A. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our Annual Report on Form 20-F, filed with the SEC on April 3, 2007.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Submission of Matters to a Vote of Security Holders

At the Annual General Meeting of the holders (“Shareholders”) of common shares of Genesis Lease Limited (the “Company”) held on May 21, 2007, Shareholders approved the following:

•	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
John McMahon	20,727,097	477,020	20,240
Niall Greene	19,698,392	1,499,950	21,240
Kenneth Holden	19,584,489	1,614,353	20,865
David C. Hurley	20,665,892	538,360	22,080
Andrew L. Wallace	21,180,042	17,510	21,630
•	The appointment of KPMG of Dublin, Ireland as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
21,137,749	9,985	39,480

Other Information

None.

Exhibits

None.